UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

RMX INDUSTRIES, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

4514 Cole Ave, Ste. 600 Dallas, TX 75205
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “RMX,” “we,” “us,” “our,” “our company” or the “Company” refer to RMX Industries, Inc., a Nevada corporation, and its consolidated subsidiaries.

Special Note Regarding Forward-Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Item 1. Business-Risk Factors” included in our Annual Report on Form 1-K, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

RMX is a technology company focused on securing and optimizing the data continuum. We develop and deliver hybrid video compression solutions built on our proprietary platforms, including VAST™ (Video Adaptive Systems Technology).

Our technology was originally developed to meet the demanding needs of defense and government operations, where bandwidth and reliability constraints made video transmission extremely difficult. We believe VAST™ can become a standard for tactical video communication, enabling higher-quality video across ultra-low bandwidth connections, and we are working toward establishing it as a trusted government off-the-shelf (GOTS) solution.

Today, the same challenges we first addressed in defense are appearing at scale across industries. The rapid growth of artificial intelligence (AI) and computer vision has created unprecedented demand for moving, storing, and processing visual data. We see this as a pivotal moment; networks and data centers were not designed for this level of data intensity and efficiency gains are critical to keep pace.

RMX is working to address these pressures by securing and compressing the data continuum, helping intelligence flow more efficiently from the edge to the core. We believe this will enable faster, more sustainable and more resilient systems across multiple sectors, from telecom and cloud to mining, healthcare, and beyond.

In 2024, RMX achieved a key milestone with successful quotation on the OTCQB® Venture Market of OTC Markets Group, Inc. under the symbol “RMXI,” with trading beginning in January 2025. Looking forward, we are working toward expanding our technology footprint through partnerships, joint ventures, and sector deployments, while continuing preparations for a planned senior exchange uplisting.

Recent Developments

In July 2025, we conducted closings of a private placement of units, with each unit consisting of an unsecured 12% promissory note and a five year warrant to purchase shares of Class A Common Stock, and entered into a certain subscription agreements with a number of accredited investors as defined in Section 2(a)(15) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreement, we sold 48 units at a price of $25,000 per unit for gross proceeds of $1,200,000.

In July 2025, certain investors from our private placements of units, consisting of unsecured promissory notes and five-year warrants to purchase shares of Class A Common Stock, exercised their warrants. These exercises converted $482,500 of principal and $4,307 of accrued interest, totaling $486,807, into equity, resulting in the issuance of 486,807 shares of Class A Common Stock at a weighted average exercise price of $1.00.

On July 29, 2025, we conducted a closing of our Regulation A offering, pursuant to which we sold 1,600 units, with each unit consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock, at a price of $3.50 per unit, for gross proceeds of $5,600.

On August 1, 2025, we changed our name to RMX Industries, Inc., pursuant to a Certificate of Amendment to our Articles of Incorporation that was filed with the Secretary of State of the State of Nevada.

On September 12, 2025, we issued a five-year warrant to purchase 100,000 shares of our Class A Common Stock, at a price of $1.80 per share, to one of our advisors for services.

On September 15, 2025, we issued a five-year warrant to purchase 329,210 shares of our Class A Common Stock, at a price of $1.80 per share, to Boustead Securities as part of a termination agreement we entered into with Boustead Securities to terminate the engagement letter agreement.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new customers and users or retain existing customers and users;

●	our ability to offer competitive pricing;

●	our ability to broaden product or service offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees and contractors; and

●	market conditions and our market position.

Results of Operations

Comparison of the Six Months Ended June 30, 2025 and 2024

The following table sets forth key components of our results of operations during the six months ended June 30, 2025 and 2024.

	Six Months Ended June 30,
	2025	2024
Revenue	$38,792	$26,822
Cost of sales	15,371	6,109
Gross profit	23,421	20,713
Operating expenses:
General and administrative	5,763,172	4,166,182
Research and development	158,319	472,800
Total operating expenses	5,921,491	4,638,982
Loss from operations	(5,898,070)	(4,618,269)
Other income (expense):
Other income (expense)	(1,766,167)	9,989
Total other income (expense)	(1,766,167)	9,989
Loss before income taxes	(7,664,237)	(4,608,280)
Provision for income taxes (benefit)	-	-
Net loss	$(7,664,237)	$(4,608,280)

Revenue

Revenue for the six months ended June 30, 2025 and 2024 was $38,792 and $26,822, respectively. The increase was due to sales in the government sector.

Operating Expenses

Our total operating expenses for the six months ended June 30, 2025 and 2024 were $5,921,491 and $4,638,982, respectively. The increase was due to an increase in equity-based compensation related to the onboarding of key advisors to the Company.

Net Loss

Our net loss for the six months ended June 30, 2025 and 2024 was $7,664,237 and $4,608,280, respectively. The change in net loss was due to an increase in operating expenses.

Liquidity and Capital Resources

As of June 30, 2025, we had a consolidated cash balance of $145,906. To date, we have financed our operations primarily through revenue generated from sales of our securities.

Management has prepared estimates of operations and believes that sufficient funds will be generated from operations and equity financings to fund our operations and to service our debt obligations for at least the next twelve months. Since June 30, 2025, we raised $1,205,600 in private placements and through our Regulation A offering. If we are unable to raise the additional funds, our currently available cash resources will be sufficient to fund our operations for at least the next two months. In the future, we may require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The accompanying consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern. While we had cash of $145,906 and $396,870 as of June 30, 2025 and December 31, 2024, respectively, we had revenue of $ 38,792 and a net loss of $7,664,237 for the six months ended June 30, 2025 and revenue of $137,646 and a net loss of $10,295,846 for the year ended December 31, 2024. As a result, there is substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through securities offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding. These plans, if successful, will mitigate the factors which raise substantial doubt about our ability to continue as a going concern.

However, the sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for the periods presented.

	Six Months Ended
	June 30, 2025	June 30, 2024
Net cash used in operating activities	$(2,278,896)	$(3,132,681)
Net cash used in investing activities	-	(65,467)
Net cash provided by financing activities	2,027,932	1,328,284
Net change in cash	(250,964)	(1,869,864)
Cash at beginning of period	396,870	2,267,956
Cash at end of period	$145,906	$398,092

Net cash used in operating activities was $2,278,896 and $3,132,681 for the six months ended June 30, 2025 and 2024, respectively. The change was due to an increase in net loss of $3,055,956, an increase in non-cash expense of $3,699,892, receivable of $19,814, prepaid expenses of 238,416, net ROU liabilities of $4,664, interest payables of $151,729 and decrease in accounts payable of $204,774.

Net cash used in investing activities was $0 and $65,467 for the six months ended June 30, 2025 and 2024, respectively. The change was due to a temporary pause in capital expenditure while we transition our business model.

Net cash provided by financing activities was $2,027,932 and $1,328,284 for the six months ended June 30, 2025 and 2024, respectively. The change was mainly due to proceeds from private placements and through our Regulation A offering.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this report, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. We believe our most critical accounting policies and estimates relate to the following:

Principles of Consolidation

The Company’s consolidated financial statements and related notes include all the accounts of the Company and its wholly owned subsidiaries. They have been prepared in accordance with U.S. GAAP. All intercompany transactions have been eliminated in consolidation.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their grant date fair values. That expense is recognized over the period when an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period) or the straight-line attribution method. Under 718-10-30-20D the determination of whether a valuation method is reasonable, or whether an application of a valuation method is reasonable, shall be made based on the facts and circumstances as of the measurement date.

Recently Issued Accounting Pronouncements

Management does not believe any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying unaudited interim consolidated financial statements.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

Item 3. Financial Statements

INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR RMX INDUSTRIES, INC.

RMX Industries, Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

	As of	As of
	June 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$145,906	$396,870
Prepaid expenses	1,101	16,311
Total current assets	147,007	413,181

Property and equipment, net	36,888	47,778
Goodwill and intangibles	30,068,866	144,826
Total assets	$30,252,761	$605,785

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$294,621	$350,187
Accounts payable and accrued expenses, related party	203,425	243,454
Notes payable and interest (net of discount)	1,483,941	287,696
Total current liabilities	1,981,987	881,337

Long-term liabilities:
Notes payable and interest (net of discount)	-	33,051
Total liabilities	1,981,987	914,388

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value, 10,000,000 shares authorized; 0 issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	-	-
Common stock Class A, $0.001 par value, 196,400,000 shares authorized; 19,778,946 and 10,479,431 issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	19,779	10,479
Common stock Class B, $0.001 par value, 3,600,000 shares authorized; 2,000,000 and 2,000,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	2,000	2,000
Additional paid-in capital	52,467,919	16,233,606
Accumulated deficit	(24,218,924)	(16,554,688)
Total stockholders’ equity (deficit)	28,270,774	(308,603)
Total liabilities and stockholders’ equity	$30,252,761	$605,785

The accompanying notes are an integral part of these condensed consolidated financial statements.

RMX Industries, Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

	Six Months Ended June 30,
	2025	2024
Revenue	$38,792	$26,822
Cost of sales	15,371	6,109
Gross profit	23,421	20,713

Operating expenses:
General and administrative	207,628	294,583
Payroll, compensation and benefits	1,983,251	2,326,990
Professional services	3,234,499	1,273,767
Marketing and advertising	337,794	270,842
Research and development expense	158,319	472,800
Total operating expenses	5,921,491	4,638,982

Loss from operations	(5,898,070)	(4,618,269)

Other income (expense)
Interest income	1,300	9,989
Interest expense	(1,767,467)	-
Total other income (expense)	(1,766,167)	9,989

Net loss	$(7,664,237)	$(4,608,280)

Loss per share – basic and diluted	$(0.47)	$(0.38)

Weighted average number of shares outstanding – basic and diluted	16,447,137	12,120,942

The accompanying notes are an integral part of these condensed consolidated financial statements.

RMX Industries, Inc.

Condensed Consolidated Statement of Stockholders’ Equity (Deficit)

(Unaudited)

	Common Stock Class A		Common Stock Class B		Additional Paid In	Accumulated	Total Stockholders’ Equity
	Shares	Value	Shares	Value	Capital	Deficit	(Deficit)
Balance, June 30, 2024	10,411,244	$10,411	2,000,000	$2,000	$11,383,551	$(10,867,123)	$528,839

Net loss	-	-	-	-	-	(5,687,564)	(5,687,564)

Issuance of warrants for professional services	-	-	-	-	2,133,289	-	2,133,289

Issuance of warrants for notes payable	-	-	-	-	1,525,000	-	1,525,000

Issuance of common stock for cash	113,187	113	-	-	330,380	-	330,493

Options issued for services	-	-	-	-	861,385	-	861,385

Cancellation of common stock	(45,000)	(45)	-	-	-	-	(45)

Balance, December 31, 2024	10,479,431	$10,479	2,000,000	$2,000	$16,233,605	$(16,554,687)	$(308,603)

Net loss	-	-	-	-	-	(7,664,237)	(7,664,237)

Issuance of warrants for professional services	-	-	-	-	1,935,364	-	1,935,364

Issuance of warrants for notes payable	-	-	-	-	1,900,000	-	1,900,000

Issuance of common stock for cash	39,848	40	-	-	127,892	-	127,932

Options issued for services	-	-	-	-	1,207,169	-	1,207,169

Acquisition of RMX	8,555,393	8,556	-	-	29,935,320	-	29,943,876

Conversion of notes payable through warrant	604,274	604	-	-	603,669	-	604,273

Issuance of common stock for services	100,000	100	-	-	524,900	-	525,000

Balance, June 30, 2025	19,778,946	$19,779	2,000,000	$2,000	$52,467,919	$(24,218,924)	$28,270,774

The accompanying notes are an integral part of these condensed consolidated financial statements.

RMX Industries, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities of continuing operations:
Net (loss)	$(7,664,236)	$(4,608,280)
Adjustments to reconcile net loss to cash used in operating activities:
Stock issued for services	525,000	125,000
Options issued for services	1,207,169	1,060,131
Warrants issued for private placements fees	1,935,364	400,231
Depreciation and amortization	30,725	28,742
Notes payable discount amortization	1,615,738	-
Changes in operating assets and liabilities:
Accounts receivable	-	(17,804)
Interest receivable	-	(2,010)
Prepaid expenses	15,210	(223,206)
ROU asset, net	-	12,633
Accounts payable and accrued expenses	(95,595)	109,179
ROU liabilities	-	(17,297)
Interest payable	151,729	-
Net cash used in operating activities	(2,278,896)	(3,132,681)

Cash flows from investing activities:
Purchase of capital equipment	-	(65,467)
Net cash used in investing activities	-	(65,467)

Cash flows from financing activities:
Proceeds from notes payable	1,900,000	-
Proceeds from the sale of common stock	127,932	1,328,284
Net cash provided by financing activities	2,027,932	1,328,284

Net decrease in cash and cash equivalents	(250,964)	(1,869,864)
Cash and cash equivalents at beginning of period	396,870	2,267,956
Cash and cash equivalents at end of period	$145,906	$398,092

Non-cash investing and financing activities:
Acquisition of RMX Industries by issuing 8,555,393 shares of common stock	$29,943,876	$-
Conversion of notes payable into common stock through warrant exercise	$604,273	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

RMX Industries, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1.	NATURE OF OPERATIONS

Reticulate Micro, Inc. was incorporated on June 23, 2023, under the laws of the State of Nevada, and officially changed its name to RMX Industries, Inc. (“RMX” or the “Company”) on August 1, 2025. RMX is located in Las Vegas, Nevada, with offices in Saint Louis, Missouri and Dallas, Texas. The name change reflects the Company’s evolution and its continued commitment to delivering high-performance software solutions that meet the growing demands of modern digital infrastructure. This transition marks a natural progression in RMX’s development, highlighting its focus on addressing real-world data challenges. As part of the transition, the company has launched an updated website at www.rmx.io, offering insight into RMX’s technology platforms, long-term vision, and strategic areas of focus.

RMX is a technology company focused on securing and optimizing the data continuum. We develop and deliver hybrid video compression solutions built on our proprietary platforms, including VAST™ (Video Adaptive Systems Technology). Our technology was originally developed to meet the demanding needs of defense and government operations, where bandwidth and reliability constraints made video transmission extremely difficult. We believe VAST™ can become a standard for tactical video communication, enabling higher-quality video across ultra-low bandwidth connections, and we are working toward establishing it as a trusted government off-the shelf (GOTS) solution.

Today, the same challenges we first addressed in defense appear at scale across industries. The rapid growth of AI and computer vision has created unprecedented demand for moving, storing, and processing visual data. We see this as a pivotal moment, networks and data centers were not designed for this level of data intensity and efficiency gains are critical to keep pace. RMX is working to address these pressures by securing and compressing the data continuum, helping intelligence flow more efficiently from the edge to the core. We believe this will enable faster, more sustainable and more resilient systems across multiple sectors, from telecom and cloud to mining, healthcare, and beyond. In 2024, RMX achieved a key milestone with successful quotation on the OTCQB® Venture Market under the ticker “RMXI,” with trading beginning in January 2025. Looking forward, we are working toward expanding our technology footprint through partnerships, joint ventures, and sector deployments, while continuing preparations for a planned senior exchange uplisting.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern

The financial statements have been prepared on a going-concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses since its inception, resulting in an accumulated deficit of $24,218,924 as of June 30, 2025, and further losses are anticipated in the development of its business. Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern.

There are no assurances that the Company will be able to either (1) achieve a level of revenue adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or debt financing necessary to support its working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or debt financing are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company. If adequate working capital is not available to the Company, it may be required to curtail or cease its operations.

Due to uncertainties related to these matters, there exists a substantial doubt about the ability of the Company to continue as a going concern. The accompanying unaudited consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

Basis of Presentation

The accompanying unaudited interim consolidated financial statements of the Company are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and the rules and regulations of the Securities and Exchange Commission (the “SEC”), which allow for certain information and footnote disclosures that are normally included in annual financial statements prepared in accordance with U.S. GAAP to be condensed or omitted. In the opinion of management, these unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements for the fiscal year ended December 31, 2024, and include all adjustments necessary for fair presentation. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended December 31, 2024, which were included in the Form 1-K filed with the SEC on March 31, 2025.

Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2025.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to revenue recognition and contingencies. The Company bases its estimates on historical experience, known or expected trends, and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these unaudited financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and money market funds, the fair value of which approximates cost. The Company maintains its cash balances with a high-credit-quality financial institution. At times, such cash may be more than the Federal Deposit Insurance Corporation-insured limit of $250,000. The Company has not experienced any losses in such accounts, and management believes the Company is not exposed to any significant credit risk on its cash and cash equivalents.

Fair Value Measurements

FASB ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable.

Level 3 - Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2025 and 2024. The Company uses the market approach to measure fair value for its Level 1 financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The respective carrying value of certain balance sheet financial instruments approximates its fair value. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values were estimated to approximate carrying values for these financial instruments since they are short term in nature, and they are receivable or payable on demand.

The estimated fair value of assets and liabilities acquired in business combinations and reporting units and long-lived assets used in the related asset impairment tests utilize inputs classified as Level 3 in the fair value hierarchy.

Research and Development

Research and development costs are expensed as incurred. For the six months ended June 30, 2025 and 2024, research and development costs expensed were $158,319 and $472,800, respectively.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their grant date fair values. That expense is recognized over the period when an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period) or the straight-line attribution method.

Under 718-10-30-20D the determination of whether a valuation method is reasonable, or whether an application of a valuation method is reasonable, shall be made based on the facts and circumstances as of the measurement date. Factors to be considered under a reasonable valuation method include, as applicable:

a.	The value of tangible and intangible assets of the nonpublic entity

b.	The present value of anticipated future cash flows of the nonpublic entity

c.	The market value of stock or equity interests in similar corporations and other entities engaged in trades or businesses substantially similar to those engaged in by the nonpublic entity for which the stock is to be valued, the value of which can be readily determined through nondiscretionary, objective means (such as through trading prices on an established securities market or an amount paid in an arm’s-length private transaction)

For six months ended June 30, 2025 and 2024, share-based compensation expensed was $1,207,169 and $1,060,131, respectively.

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Recent Accounting Pronouncements

The Company has adopted Section 360-10-35 of the FASB ASC for its long-lived assets. Pursuant to ASC Paragraph 360-10-35-17, an impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). That assessment shall be based on the carrying amount of the asset (asset group) at the date it is tested for recoverability. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. Pursuant to ASC Paragraph 360-10-35-20 if an impairment loss is recognized, the adjusted carrying amount of a long-lived asset shall be its new cost basis. For a depreciable long-lived asset, the new cost basis shall be depreciated (amortized) over the remaining useful life of that asset. Restoration of a previously recognized impairment loss is prohibited.

Pursuant to ASC Paragraph 360-10-35-21, the Company’s long-lived asset (asset group) is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company considers the following to be some examples of such events or changes in circumstances that may trigger an impairment review: (a) significant decrease in the market price of a long-lived asset (asset group); (b) a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition; (c) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator; (d) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group); (e) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); and (f) a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company tests its long-lived assets for potential impairment indicators at least annually and more frequently upon the occurrence of such events.

Although there are several other new accounting pronouncements issued or proposed by the FASB, which the Company has adopted or will adopt, as applicable, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its financial position or results of operations.

Lease agreements are evaluated to determine whether an arrangement is or contains a lease in accordance with ASC 842, “Leases”.

Operating leases are included in operating lease right-of-use (“ROU”) assets, current operating lease liabilities, and noncurrent operating lease liabilities in the consolidated financial statements. ROU assets represent the Company’s right to use leased assets over the agreed upon term. Lease liabilities represent the Company’s contractual obligation to make lease payments over the lease term.

For operating leases, ROU assets and lease liabilities are recognized at the commencement date of the lease. The lease liability is measured as the present value of the lease payments over the lease term, using the rate implicit in the lease if readily determinable. If the rate implicit in the lease cannot be readily determined, the Company uses its incremental borrowing rate at lease commencement. The operating lease ROU assets are calculated as the present value of the remaining lease payments plus unamortized initial direct costs and any prepayments, less unamortized lease incentives received.

Operating leases typically include non-lease components such as common-area maintenance costs. We have elected to include non-lease components with lease payments for the purpose of calculating lease ROU assets and liabilities, to the extent that they are fixed. Non-lease component payments that are not fixed are expensed as incurred as variable lease payments.

Revenue Recognition

The Company derives its revenues from three sources: (1) software license and subscription, (2) professional services and other revenues, and (3) hardware.

Software license and subscription revenues include software license revenues from the sales of software licenses and subscription fees from customers accessing the Company’s services. Revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, for example, overage fees, contingent fees or service level penalties, the Company includes an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.

The Company determines the amount of revenue to be recognized through the application of the following steps:

●	identification of the contract, or contracts, with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when or as the Company satisfies the performance obligations.

Professional Services and Other Revenues. The Company’s professional services contracts are either on a time and materials, fixed price or subscription basis. These revenues are recognized as the services are rendered for time and materials contracts, on a proportional performance basis for fixed price contracts or ratably over the contract term for subscription professional services contracts. Other revenues consist primarily of training revenues recognized as such services are performed.

Hardware. Our hardware is generally highly dependent on, and interrelated with, the underlying operating system and cannot function without the operating system. In these cases, the hardware and software license are accounted for as a single performance obligation and revenue is recognized at the point in time when ownership is transferred to resellers or directly to end customers through retail stores and online marketplaces.

Property and Equipment

Property and equipment over $2,500 are stated at cost less accumulated depreciation, and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. The estimated useful lives of our property and equipment are generally as follows: computer software developed or acquired for internal use, three years; computer equipment, three to five years; leasehold improvements, shorter of lease term or estimated useful life; and furniture and equipment, one to 10 years.

3.	REVENUES

Revenue consisted of the following:

	Six Months Ended June 30,
	2025	2024

Services	$38,792	$26,822
Total	38,792	26,822

Revenues by geography are determined based on the region of the Company’s contracting entity, which may be different than the region of the customer. Americas revenue attributed to the United States was 100% percent during the six months ended June 30, 2025 and 2024, respectively.

4.	PREPAID EXPENSES

As of June 30, 2025 and 2024, the prepaid balance is $1,101 and $16,311 respectively. Expenses were primarily due to timing of operational cost recognition.

5.	PROPERTY AND EQUIPMENT

	June 30, 2025	December 31, 2024

Computers, equipment and software	$65,339	$65,339
Leasehold improvements	-	10,642
Property and equipment gross	65,339	75,980
Less accumulated depreciation and amortization	(28,451)	(28,202)
Property and equipment, net	36,888	47,778

Depreciation and amortization expense totaled $10,809 and $26,783 during the six months ended June 30, 2025 and the year ended December 31, 2024, respectively.

6.	INTANGIBLE ASSET – PROPERTY LICENSE

On August 8, 2022, the Company entered a worldwide, perpetual and exclusive license agreement with Cytta Corporation, or Cytta, for its proprietary SUPR ISR (Superior Utilization of Processing Resources – Intelligence, Surveillance, and Reconnaissance) system. In consideration of the license agreement, Cytta was issued 5,100,000 shares of our Class A Common Stock and will receive a royalty of five percent of net sales of licensed product revenues and licensed service revenues over a ten-year period for any products containing their content. Currently, none of the Company’s products include any content licensed from Cytta, nor are there any plans to incorporate such content. As a result, the Company does not anticipate any royalty obligations under the license agreement.

On March 14, 2023, the Company entered into an Intellectual Property Purchase Agreement with Basestones Capital Ltd., for the purchase of US Patent No. 9,451,291 (Fast DWT-Based Intermediate Codec Optimized For Massively Parallel Architecture), issued on September 20, 2016, and the developed source code related to the patent. The Company made a one-time payment of $200,000 for the patent. The Company recorded $205,100 as an intangible asset. Starting in July 2023, the Company began amortizing the $200,000 intangible assets. As of June 30, 2025, the Company recorded $80,110 of amortization expense.

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. The Company compares the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its estimated fair value. Impairment loss on long-lived assets for the six months ended June 30, 2025 was $0.

As of June 30, 2025 and December 31, 2024, the Company recorded $124,990 and $144,826, respectively, as an intangible asset.

7.	ACQUISITIONS

On December 30, 2022, the Company entered into an agreement with EdWare LLC and Mazhar Hussain to purchase 100% of the membership interests of EdWare LLC. The aggregate purchase price is $50,000. At the time of this agreement, EdWare LLC had no assets or liabilities on the Balance Sheet. As of December 30, 2022, the Company recorded the full $50,000 purchase price as goodwill on the Company’s Statement of Operations. This amount will be paid in two installments, $20,000 upon signing the agreement and $30,000 upon the completion of the two-year financial audit for the years ended December 31, 2022 and December 31, 2021. The $20,000 installment was paid in January 2023.

On February 21, 2025, we established RMX Industries Inc., a Texas corporation, a 50/50 joint venture company with K2 Endeavor DMCC, which we fully acquired through a share exchange on April 15, 2025, making it our wholly-owned subsidiary (the “RMX Subsidiary”). The acquisition date fair value of the consideration transferred for the RMX Subsidiary was approximately $29.9 million, which consisted of 8,555,393 of the Company’s Class A Common Stock. The Company recorded approximately $29.9 million of goodwill, which is primarily attributed to the expanded market opportunities in commercial sector, including integrating the RMX Subsidiary’s AI solutions offering with existing Company service offerings.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Trade payables are initially recorded at the transaction price and measured at the undiscounted expected payment amount. Accrued expenses reflect the estimated amount needed to settle obligations. Accounts payable totaled $294,621 as of June 30, 2025, and $350,186 as of December 31, 2024.

Of the June 30, 2025 balance, $200,000 is owed to Bevilacqua PLLC for regulatory and corporate legal services, $45,000 to Boustead Securities, LLC for a private placement fee, with the remainder owed to various vendors.

9.	STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 196,400,000 shares of Class A Common Stock at a par value of $0.001 and had 19,778,946 and 10,479,431 shares of Class A Common Stock issued and outstanding as of June 30, 2025 and December 31, 2024, respectively.

The Company is authorized to issue 3,600,000 shares of Class B Common Stock at a par value of $0.001 and voting rights of 100 votes per share. On August 5, 2022, 3,600,000 shares of Class B Common Stock were issued to the Company’s directors at the time, 1,600,000 of which were issued to our former President and director and were subsequently cancelled and exchanged for 200,000 shares of Class A Common Stock as part of a cancellation and exchange agreement dated May 22, 2023. The Company had 2,000,000 shares of Class B Common Stock issued and outstanding as of June 30, 2025 and December 31, 2024.

Common Stock Issued for RMX Subsidiary Acquisition

The Company acquired all outstanding stock of the RMX Subsidiary and issued 8,555,393 of the Company’s Class A Common Stock during six months ended June 30, 2025.

Common Stock Issued in Private Placements

The Company did not issue any shares of Class A Common Stock in private placements during the six months ended June 30, 2025.

Common Stock Issued in Regulation A Offering

The Company issued 39,848 shares of Class A Common Stock, at a price of $3.50 per share, in its Regulation A offering during the six months ended June 30, 2025.

Common Stock Issued for Services

The Company issued 100,000 shares of Class A Common Stock, at a price of $3.50 per share, for services provided to the Company during the six months ended June 30, 2025.

Common Stock Issued for Notes Payable Through Exercise of Warrants

The Company issued 404,274 shares of Class A Common Stock upon the conversion of notes payable, through the exercise of warrants at an exercise price of $1.00 per share, during the six months ended June 30, 2025.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock at a par value of $0.001 and had no preferred shares issued and outstanding as of June 30, 2025 and December 31, 2024.

Options

During the six months ending June 30, 2025, the Company issued a total of 388,000 options to buy its Class A Common Stock at $3.50 per share with various vesting schedules. On the date of the grants, the Company valued the options at $1,160,788 using the Black-Scholes option pricing model with the following assumptions: stock price of $3.50 per share, an expected life of the options of 10 years, expected volatility ranging from 92% to 100% depending on the date of issuance, an average risk-free rate of 4.1% depending on the date of issuance and no dividend yield.

Of the 4,055,000 options outstanding as of June 30, 2025, 1,500,000 options will only vest upon listing on any national securities exchange. This performance condition is not considered probable until it occurs. As such, the expense for these awards would only be recognized upon listing on any national securities exchange. Total Black-Scholes valuation of remaining 1,500,000 is $3,770,737.

The Company recognizes compensation cost on a straight-line basis over the total requisite service period of the entire award and account for forfeitures as the occur. Total expense of $1,207,169 was recognized during six months ended June 30, 2025.

The following table reflects a summary of Class A Common Stock options outstanding and option activity during the six months ended June 30, 2025:

	Underlying Shares	Weighted Average Exercise Price	Weighted Average Term (Years)
Options outstanding at December 31, 2024	4,099,796	-	-
Granted	388,000	$3.50	10
Exercised	-	-	-
Forfeited	-	-	-
Cancelled	(432,796)	-	-
Options outstanding at June 30, 2025	4,055,000	$2.35	8.94
Options exercisable at June 30, 2025	1,430,273	$1.62	8.40

The intrinsic value of options outstanding as of June 30, 2025, was $4,675,500.

Warrants Cancellation

The Company issued 126,000 and 76,125 warrants to buy its Class A Common Stock at $1.00 per share during the year ended December 31, 2024 and six months ended June 30, 2025, respectively, to the placement agent for our private placement financing, which vest immediately. During six months ended June 30, 2025, the warrants to purchase an aggregate of 202,125 shares of Class A Common Stock were cancelled.

Warrants Grant

During the six months ended June 30, 2025, the Company issued a total of 2,723,822 warrants at a weighted average exercise price of $1.14 with a range between $1.00 and $5.50 per share, which vest immediately.

The Company conducted private placements of units, with each unit consisting of an unsecured promissory note with an interest rate between 12% and 18% and a five-year warrant to purchase shares of Class A Common Stock with a number of investors. The Company raised $1,900,000 and issued 1,900,000 warrants with a $1.00 weighted average exercise price.

The Company conducted closings of the Regulation A offering, pursuant to which the Company sold 40,811 units, with each unit consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock with exercise price of $5.50, and issued 40,811 warrants.

The remaining 783,011 warrants were issued to the following:

An aggregate of 128,011 warrants were granted to the placement agent for our various private placement financing, of which 76,125 warrants were subsequently cancelled as mentioned in “Warrants Cancellation” section.

The Company granted 655,000 warrants to various advisors and partners to buy its Class A Common Stock with exercise prices ranging between $1.00 and $3.50.

On the dates of the grants, the Company valued the 783,011 warrants at $2,315,239 using the Black-Scholes option pricing model with the following assumptions: stock price of $3.50 per share, an expected life of the warrants of 5 years, expected volatility of 90%, an average risk-free rate of 4.1% and no dividend yield. The warrants were expensed at the time of issuance and an expense, net of forfeiture of $1,935,364 was recognized during the six months ended June 30, 2025.

The following table reflects a summary of Class A Common Stock warrants outstanding and warrant activity during the six months ended June 30, 2025:

	Underlying Shares	Weighted Average Exercise Price	Weighted Average Term (Years)
Warrants outstanding at December 31, 2024	2,401,659	$1.14	4.50
Granted	2,723,822	$1.14	5.00
Exercised	(590,000)	-	-
Forfeited	(126,000)	-	-
Cancelled	(76,125)	-	-
Warrants outstanding at June 30, 2025	4,333,356	$1.15	4.55
Warrants exercisable at June 30, 2025	4,333,356	$1.15	4.55

The intrinsic value of warrants outstanding as of June 30, 2025, was $12,637,350.

10.	RELATED PARTY TRANSACTIONS

Consulting Contracts

Michael Chermak, the Company’s Executive Chairman, received compensation from the Company of $150,000 and $300,000 for the six months ended June 30, 2025 and 2024, respectively, under a consulting services agreement unrelated to his services as an officer.

Karl Kit, the Company’s Chief Executive Officer and President, received compensation from the Company of $50,000 and $0 for the six months ended June 30, 2025 and 2024, respectively, under a consulting services agreement.

Max Kit, the Company’s Chief Marketing Officer, received compensation from the Company of $40,000 and $0 for the six months ended June 30, 2025 and 2024, respectively, under a consulting services agreement.

On October 6, 2023, the Company entered into a consulting agreement with John Dames, the Company’s Chief Technology Officer and owner of Prodjekt, for the development of certain features of VAST. The Company paid $16,704 and $194,546 for the six months ended June 30, 2025 and 2024, respectively, directly to his company, Prodjekt.

11.	OPERATING LEASE

The current lease contracts for the new offices in Saint Louis, Missouri and Dallas, Texas are on a pay as you go basis with no lease obligations.

12.	NOTES PAYABLE

The following table summarizes outstanding notes payable as of June 30, 2025 and December 31, 2024.

	June 30,	December 31,
	2025	2024
Notes payable with warrants – maturity dates
October 31, 2025 (12% per annum)	$1,260,000	$1,400,000
January 31, 2026 (18% per annum)	550,000	-
March 31, 2026 (12% per annum)	500,000	-
April 30, 2026 (8% per annum)	125,000	125,000
June 30, 2026 (12% per annum)	400,000	-
Total notes payable with warrants	2,835,000	1,525,000
Unamortized debt discount	(1,525,144)	(1,240,883)
Net notes payable	1,309,856	284,117
Current portion	(1,309,856)	(255,012)
Net long-term portion	-	29,106
Interest	151,729	36,630

Between January 1, 2025 and June 30, 2025, the Company conducted closings of private placements of units, with each unit consisting of an unsecured promissory notes with interest rate between 12% and 18% and a five year warrant to purchase shares of Class A Common Stock, and entered into certain subscription agreements with a number of accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreements, the Company sold 76 units at a price of $25,000 per unit for gross proceeds of $1,900,000 and issued 1,900,000 warrants at weighted average exercise price of $1.00.

Conversion of Notes Payable into Common Stock through Warrant Exercise (Non-Cash Financing Activity)

During the six months ended June 30, 2025, the Company completed non-cash financing transactions in which certain holders of notes payable exercised warrants. These exercises converted $590,000 of principal and $14,273 of accrued interest, totaling $604,273, into equity, resulting in the issuance of 604,273 shares of Class A Common Stock at a weighted average exercise price of $1.00.

These amounts are presented as supplemental disclosure in the “Non-Cash Investing and Financing Activities” section of the unaudited Condensed Consolidated Statement of Cash Flows.

The relative fair value of the warrants issued in conjunction with the notes payable was treated as a debt discount, with a corresponding offsetting credit to Additional Paid-in Capital (APIC). This discount is being accreted to interest expense over the term of the notes.

13.	SUBSEQUENT EVENTS

In July 2025, the Company completed non-cash financing transactions in which certain holders of notes payable exercised warrants. These exercises converted $482,500 of principal and $4,307 of accrued interest, totaling $486,807, into equity, resulting in the issuance of 486,807 shares of Class A Common Stock at a weighted average exercise price of $1.00.

In July 2025, the Company conducted closings of a private placement of units, with each unit consisting of an unsecured 12% promissory note and a five year warrant to purchase shares of Class A Common Stock, and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws and (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, the Company sold 48 units at a price of $25,000 per unit for gross proceeds of $1,200,000. Boustead Securities, LLC, who was acting as one of the Lead Selling Agents in the Regulation A offering, acted as the placement agent in the private placement.

On July 29, 2025, the Company conducted a closing of the Regulation A offering, pursuant to which the Company sold 1,600 units, with each unit consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock, at a price of $3.50 per unit, for gross proceeds of $5,600.

On September 12, 2025, the Company issued a five-year warrant to purchase 100,000 shares of Class A Common Stock, at a price of $1.80 per share, to one of the Company’s advisors for services.

On September 15, 2025, the Company issued a five-year warrant to purchase 329,210 shares of Class A Common Stock, at a price of $1.80 per share, to Boustead Securities as part of a termination agreement the Company entered into with Boustead Securities to terminate the engagement letter agreement.

In accordance with ASC 855-10 management has performed an evaluation of subsequent events from June 30, 2025 through the date the unaudited financial statements were available to be issued and has determined that there are no items requiring disclosure.

Item 4. Exhibits

Exhibit No.	Description
2.1	Articles of Incorporation of Reticulate Micro, Inc. (incorporated by reference to Exhibit 2.1 to Form 1-A filed on May 24, 2024)
2.2	Amendment to Articles of Incorporation of Reticulate Micro, Inc. (incorporated by reference to Exhibit 2.2 to Form 1-A filed on May 24, 2024)
2.3	Bylaws of Reticulate Micro, Inc. (incorporated by reference to Exhibit 3.3 to Form S-1 filed on October 23, 2023)
2.4	Amendment No. 1 to Bylaws of Reticulate Micro, Inc. (incorporated by reference to Exhibit 2.4 to Form 1-A filed on May 24, 2024)
2.5	Certificate of Amendment to Articles of Incorporation of Reticulate Micro, Inc. (incorporated by reference to Exhibit 2.1 to Form 1-U filed on August 1, 2025)
3.1	Form of Selling Agent’s Warrant (incorporated by reference to Exhibit 3.1 to Form 1-A filed on July 17, 2024)
3.2	Form of Placement Agent’s Warrant (incorporated by reference to Exhibit 4.2 to Form S-1 filed on October 23, 2023)
3.3	Form of Regulation A Investor’s Warrant (incorporated by reference to Exhibit 3.3 to Form 1-A filed on July 17, 2024)
3.4	Form of Private Placement Investor’s Warrant for August 2024 Private Placement (incorporated by reference to Exhibit 3.2 to Form 1-U filed on October 11, 2024)
3.5	Form of Private Placement Investor’s Warrant for September 2024 Private Placements (incorporated by reference to Exhibit 3.3 to Form 1-U filed on October 11, 2024)
3.6	Form of Private Placement Investor’s Warrant for November 2024 Private Placement (incorporated by reference to Exhibit 3.2 to Form 1-U filed on March 20, 2025)
3.7	Form of Private Placement Investor’s Warrant for January 2025 Private Placement (incorporated by reference to Exhibit 3.3 to Form 1-U filed on March 20, 2025)
3.8	Form of Private Placement Investor’s Warrant for March 2025 Private Placement (incorporated by reference to Exhibit 3.2 to Form 1-U filed on March 26, 2025)
4.1	Form of Regulation A Offering Subscription Agreement (incorporated by reference to Exhibit 4.1 to Form 1-A filed on July 17, 2024)
4.2	Form of Regulation A Offering Subscription Agreement for DealMaker (incorporated by reference to Exhibit 4.2 to Form 1-U filed on August 5, 2024)
6.1	Form of Private Placement Subscription Agreement for October 2022 to June 2023 Private Placements (incorporated by reference to Exhibit 10.1 to Form S-1 filed on October 23, 2023)
6.2	Form of Private Placement Subscription Agreement for September 2023 to July 2024 Private Placements (incorporated by reference to Exhibit 10.24 to Form S-1 filed on April 12, 2024)
6.3	Lease Agreement between Reticulate Micro, Inc. and East Coast Petro, Inc., dated January 30, 2023 (incorporated by reference to Exhibit 10.2 to Form S-1 filed on October 23, 2023)
6.4	Intellectual Property License Agreement, among Reticulate Micro, Inc., Cytta Corporation, Gary Campbell and Michael Collins, dated August 8, 2022 (incorporated by reference to Exhibit 10.3 to Form S-1 filed on October 23, 2023)
6.5	Intellectual Property Purchase Agreement, between Reticulate Micro, Inc. and Basestones Capital Ltd., dated March 14, 2023 (incorporated by reference to Exhibit 10.4 to Form S-1 filed on October 23, 2023)
6.6	Form of Indemnification Agreement between Reticulate Micro, Inc. and each officer or director (incorporated by reference to Exhibit 10.6 to Form S-1 filed on October 23, 2023)
6.7†	Reticulate Micro, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Form S-1 filed on October 23, 2023)
6.8†	Form of Stock Option Agreement for Reticulate Micro, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Form S-1 filed on October 23, 2023)
6.9†	Form of Restricted Stock Award Agreement for Reticulate Micro, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to Form S-1 filed on October 23, 2023)
6.10†	Form of Restricted Stock Unit Award Agreement for Reticulate Micro, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to Form S-1 filed on October 23, 2023)

6.11†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated October 1, 2022 (incorporated by reference to Exhibit 10.11 to Form S-1 filed on October 23, 2023)
6.12†	Employment Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated January 1, 2023 (incorporated by reference to Exhibit 10.12 to Form S-1 filed on October 23, 2023)
6.13†	Employment Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated June 14, 2023 (incorporated by reference to Exhibit 10.13 to Form S-1 filed on October 23, 2023)
6.14†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and John Dames, dated October 6, 2022 (incorporated by reference to Exhibit 10.14 to Form S-1 filed on October 23, 2023)
6.15†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and John Dames, dated January 1, 2023 (incorporated by reference to Exhibit 10.15 to Form S-1 filed on October 23, 2023)
6.16†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and Michael Chermak, dated October 30, 2022 (incorporated by reference to Exhibit 10.16 to Form S-1 filed on October 23, 2023)
6.17†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and James Creamer, dated February 15, 2023 (incorporated by reference to Exhibit 10.17 to Form S-1 filed on October 23, 2023)
6.18†	Employment Agreement between Reticulate Micro, Inc. and John Dames, dated February 1, 2023 (incorporated by reference to Exhibit 10.18 to Form S-1 filed on March 11, 2024)
6.19†	Employment Agreement between Reticulate Micro, Inc. and Eduardo Martinez, dated January 1, 2024 (incorporated by reference to Exhibit 10.20 to Form S-1 filed on March 11, 2024)
6.20†	Employment Agreement between Reticulate Micro, Inc. and Paul Scardino, dated January 1, 2024 (incorporated by reference to Exhibit 10.21 to Form S-1 filed on March 11, 2024)
6.21†	Employment Agreement between Reticulate Micro, Inc. and Mark Steel, dated January 1, 2024 (incorporated by reference to Exhibit 10.22 to Form S-1 filed on March 11, 2024)
6.22†	Employment Agreement between Reticulate Micro, Inc. and Amit Shrestha, dated March 1, 2024 (incorporated by reference to Exhibit 10.23 to Form S-1 filed on March 11, 2024)
6.23†	Salary Adjustment Notification between Reticulate Micro, Inc. and John Dames, dated May 14, 2024 (incorporated by reference to Exhibit 6.24 to Form 1-A filed on May 24, 2024)
6.24	Form of Private Placement Subscription Agreement for August 2024 Private Placement (incorporated by reference to Exhibit 6.1 to Form 1-U filed on October 11, 2024)
6.25	Form of Private Placement Subscription Agreement for September 2024 Private Placements (incorporated by reference to Exhibit 6.2 to Form 1-U filed on October 11, 2024)
6.26	Form of Private Placement 8% Promissory Note for August 2024 Private Placement (incorporated by reference to Exhibit 6.3 to Form 1-U filed on October 11, 2024)
6.27	Form of Private Placement 12% Promissory Note for September 2024 Private Placements (incorporated by reference to Exhibit 6.4 to Form 1-U filed on October 11, 2024)
6.28†	Employment Agreement between Reticulate Micro, Inc. and Andrew Sheppard, dated November 25, 2024 (incorporated by reference to Exhibit 6.1 to Form 1-U filed on December 2, 2024)
6.29	Term Sheet by and among Reticulate Micro, Inc. K2 Endeavor DMCC (K2E) and the Owners of K2E, dated November 26, 2024 (incorporated by reference to Exhibit 6.1 to Form 1-U filed on December 3, 2024)
6.30†	Separation Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated December 9, 2024 (incorporated by reference to Exhibit 6.2 to Form 1-U/A filed on March 20, 2025)
6.31†	Separation Agreement between Reticulate Micro, Inc. and Paul Scardino, dated December 9, 2024 (incorporated by reference to Exhibit 6.31 to Form 1-K filed on March 31, 2025)
6.32	Joint Venture by and among Reticulate Micro, Inc. K2 Endeavor DMCC (K2E) and the Owners of K2E, dated December 26, 2024 (incorporated by reference to Exhibit 6.1 to Form 1-U filed on January 2, 2025)
6.33	Form of Private Placement Subscription Agreement for November 2024 Private Placement (incorporated by reference to Exhibit 6.1 to Form 1-U filed on March 20, 2025)
6.34	Form of Private Placement Subscription Agreement for January 2025 Private Placement (incorporated by reference to Exhibit 6.2 to Form 1-U filed on March 20, 2025)
6.35	Form of Private Placement 12% Promissory Note for November 2024 Private Placement (incorporated by reference to Exhibit 6.3 to Form 1-U filed on March 20, 2025)

6.36	Form of Private Placement 18% Promissory Note for January 2025 Private Placements (incorporated by reference to Exhibit 6.4 to Form 1-U filed on March 20, 2025)
6.37	Form of Private Placement Subscription Agreement for March 2025 Private Placement (incorporated by reference to Exhibit 6.1 to Form 1-U filed on March 26, 2025)
6.38	Form of Private Placement 12% Promissory Note for March 2025 Private Placement (incorporated by reference to Exhibit 6.2 to Form 1-U filed on March 26, 2025)
6.39	Mutual Termination Agreement between Reticulate Micro, Inc. and East Coast Petro, Inc., dated January 14, 2025 (incorporated by reference to Exhibit 6.39 to Form 1-K filed on March 31, 2025)
6.40	Service Agreement between Reticulate Micro, Inc. and CIC Innovation Communities, LLC, dated January 9, 2025 (incorporated by reference to Exhibit 6.40 to Form 1-K filed on March 31, 2025)
6.41†	Independent Director Agreement between Reticulate Micro, Inc. and M. Steven Kirchof, dated April 4, 2025 (incorporated by reference to Exhibit 6.41 to Form 1-A POS filed on April 22, 2025)
6.42†	Amendment No. 1 to Employment Agreement between Reticulate Micro, Inc. and Andrew Sheppard, dated April 16, 2025 (incorporated by reference to Exhibit 6.42 to Form 1-A POS filed on April 22, 2025)
6.43†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and Karl Kit, dated April 16, 2025 (incorporated by reference to Exhibit 6.43 to Form 1-A POS filed on April 22, 2025)
6.44†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and Maxwell Kit, dated April 16, 2025 (incorporated by reference to Exhibit 6.44 to Form 1-A POS filed on April 22, 2025)
7.1	Agreement for the Purchase and Sale of Outstanding Membership Interests of EdWare LLC, among Reticulate Micro, Inc., EdWare LLC and Mazhar Hussain, dated December 30, 2022 (incorporated by reference to Exhibit 2.1 to Form S-1 filed on October 23, 2023)
7.2	Share Exchange Agreement by and among Reticulate Micro, Inc., RMX Industries Inc. and the shareholders of RMX Industries Inc., dated April 15, 2025 (incorporated by reference to Exhibit 7.2 to Form 1-A POS filed on April 22, 2025)
8.1	Escrow Agreement among Reticulate Micro, Inc., Boustead Securities, LLC, and Sutter Securities, Inc., dated July 3, 2024 (incorporated by reference to Exhibit 8.1 to Form 1-A filed on July 17, 2024)
8.2	Escrow Agreement among Reticulate Micro, Inc., Digital Offering LLC, and Enterprise Bank & Trust, dated July 30, 2024 (incorporated by reference to Exhibit 8.2 to Form 1-U filed on August 5, 2024)

†	Executive compensation plan or arrangement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2025	RMX INDUSTRIES, INC.

	By:	/s/ Karl Kit
	Name:	Karl Kit
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Karl Kit	Chief Executive Officer (Principal Executive Officer) and	September 17, 2025
Karl Kit	President

/s/ Amit Shrestha	Chief Financial Officer (Principal Financial Officer and	September 17, 2025
Amit Shrestha	Principal Accounting Officer)